[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR, EMAIL AND FEDERAL EXPRESS

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

Re:      Airgas, Inc. Schedule 14D-9, filed February 22, 2010 (File No.:  5-38422)

Dear Ms. Duru:

On behalf of our client, Airgas, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated February 26, 2010, with respect to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.  Page references, where provided, are to the Schedule 14D-9 filing referenced above.

Reasons for the Special Committee’s Recommendation, page 17

1.      We note the assertions made throughout the recommendation statement that make predictions regarding the future performance and future success of Airgas based on reference to Airgas’ historical performance.  Please revise the recommendation

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 23, 2010

      statement throughout to provide more balanced disclosure and clarify wherever applicable, that Airgas can not guarantee or be assured of its future performance notwithstanding its historical patterns or historical performance.  This comment applies to disclosure for example, on page 18 that cites to “Airgas’ history of achieving or exceeding its strategic plans...,” on page 19, “Airgas’ extraordinary historical results provide the Board confidence as to Airgas’ future...,” on page 20, “Airgas historically lags going into and out of recessionary periods and emerges with significant upside...” and on page 21 regarding the Board’s view that Airgas’ historically excellent performance will resume.

Response:  The Company respectfully advises the Staff that, after careful review of the Schedule 14D-9 and consideration of the Staff’s comment, the Company believes that the existing disclosure is factually supported, balanced and appropriately qualified.  Furthermore, the Company has publicly provided very specific forward-looking projections of future performance (and appropriate disclaimers of those projections) so that the reader has been provided with clarity concerning the future performance which is described qualitatively in the language referred to in the Staff’s comment.  With respect to the statements cited in the Staff’s comment, the Company notes as follows:

•         The statement cited on page 18 of the Schedule 14D-9, in context, reads as follows:  “The Airgas Board has a high degree of confidence in management’s plans and in the strategic planning process.  This confidence is supported by Airgas’ history of achieving or exceeding its strategic plans over many years and through many business cycles.”  We believe that this context makes clear that the statement is an explanation of the confidence of the board of directors of Airgas (the “Airgas Board”), not a guarantee as to Airgas’ future performance.  It supports the Airgas Board’s belief that there will be a bright future – which is clearly expressed as a matter of opinion with an explanation of a principal reason for that belief – namely the consistent performance of the Company historically over many years.

•         The context of the statement on page 19 of the Schedule 14D-9 also makes clear that it is an explanation of the Airgas Board’s confidence in Airgas’ future.  It is included in a section describing the Airgas Board’s reasons and beliefs and is expressed as an Airgas Board belief.  We believe that this context makes clear that the statement is an explanation of the confidence of the Airgas Board, not a guarantee as to Airgas’ future performance.  In addition,  the Company has provided detailed data illustrating Airgas’  historical results, including in the text immediately following the excerpted statement.  In addition, the Company notes that slide 11 of the presentation, which was filed as Exhibit (a)(6) to the Schedule 14D-9 and incorporated by reference (the “Presentation”), shows how Airgas has performed at or above market expectations over the past decade.  Thus stockholders have specific information to evaluate the statement.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 23, 2010

•         The statement on page 20 of the Schedule 14D-9 to which the Staff refers is supported by the statistics and statements that follow in the text, as well as by the Presentation, including the specific information supplied on slides 37, 38 and 39.

•         The statement on page 21, in context, reads as follows:  “Thus, any comparison of the “current” value which Air Products claims to be offering against the benefits of Airgas’ continued operations must take into account both the time value of money and the likelihood, in the Board’s view, that Airgas’ historically excellent performance will resume.”  We believe that this context makes clear that the view expressed is one of opinion, rather than a blanket assertion; this opinion is qualified by the reference to “likelihood,” and the view is thoroughly supported throughout the Schedule 14D-9 by a description of the factors on which the Airgas Board has relied in reaching the opinion it has expressed – specifically, the historically excellent performance (documented on slides 12, 13, 25, 32, 33 and 35 of the Presentation), the fact that the strategic plan is the product of the Company’s normal planning process which was completed in October 2009, prior to any proposal from Air Products (page 18 of the Schedule 14D-9), the fact that the Company’s recovery from prior recessions has been consistent over time (slide 39 of the Presentation), and the Company’s historic strong performance with acquisitions (slide 34 of the Presentation).  In short, the “Reasons for Recommendation” section accurately reflects the individual directors’ perspective and opinion, its views are strongly supported, and the level of detail it provides, both historical and predictive, is far in excess of the customary levels of disclosure in Schedules 14D-9 based upon our experience.

Overall, the Company reviewed the section of the Schedule 14D-9 entitled “Reasons for the Recommendation” and believes that forward-looking statements in this section are appropriately qualified such that it is clear that they are expressions of the Airgas Board’s beliefs and views, not guarantees and assurances regarding the future performance of Airgas.  The Company also cautions stockholders in the section captioned “Forward-Looking Statements” in Item 8 of the Schedule 14D-9 that actual results may differ from those contained in forward-looking statements.  We address the Staff’s comment on Item 8 in our response to Comment 8 below.

2.      Your disclosure on page 18 states that the Air Products’ offer does not reflect the “value inherent in Airgas’ future prospects”.  Please supplement your disclosure to clarify that notwithstanding the Board’s opinion, there is no assurance that the offer price offered by Air Products is less than the future value inherent in Airgas’ future prospects.

Response:  The Company has carefully reviewed the statement cited by the Staff.  The Company notes that the text preceding the statement contains the words “the Board believes.”  In addition, the Company states several times that it is explaining the Airgas Board’s beliefs and its confidence in management in the section in which the statement cited by the Staff appears.  In addition, the Company reviewed Solicitation/Recommendation statements filed on Schedule 14D-9 in response to other unsolicited offers, and noted numerous examples of similar statements of the board’s belief that were not accompanied with explicit caveats regarding future performance.1  The Company does not believe that a reasonable investor could interpret the statement cited by the Staff, considering its context, as an absolute assurance or guarantee of future performance.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 23, 2010

The Offer is extremely opportunistic, page 20

3.      On page 20 you disclose that Airgas and its stockholders are poised to realize significant benefits as the economy emerges from the ...recession....” (emphasis added).  Please provide further support for this statement.  In the alternative, please remove the statement and refrain from making this statement or similar statements in future filings.

Response:  The Company has reviewed the statement referenced by the Staff in light of the Staff’s comment.  After review, the Company continues to believe that the statement is supported by the factual statements preceding it, namely, that (1) the trading price of the common stock of Airgas increased by 346% in the 22 months following June 2000, (2) Airgas’ same-store sales are beginning to rebound following the recession (data is provided in slide 38 of the Presentation), and (3) the most recently completed quarter reflected the first sequential improvements in daily sales in a year.  Further, the specific future performance is disclosed in slides 8 and 9 of the Presentation, so there can be no misunderstanding concerning the specific future performance that the Company is projecting.  The Airgas Board believes in the soundness of that projection and that, if achieved, the Airgas stockholders would realize significant benefits.  Further data supporting the cited statement is provided in the Presentation, including slide 37 thereof.  The Company respectfully submits that the cited statement, in light of the statements immediately preceding it and elsewhere in the Schedule 14D-9 and Presentation, is appropriately supported.

Airgas has received inadequacy opinions from its financial advisors, page 20

4.      We note the reference to presentations made by your financial advisor and the consideration given to the inadequacy opinions provided to the Board by Bank of

1See, e.g., NRG Energy, Inc. Schedule 14D-9, filed on November 24, 2008 (“The NRG Board believes the Offer undervalues NRG as it does not fully reflect the underlying fundamental value of NRG’s assets, proven operations and strategic plan, including its strong market position and future growth prospects.”); International Rectifier Corporation Schedule 14D-9, filed on September 29, 2008 (“It is the view of the Board of Directors that Vishay’s $23.00 per Share Offer substantially undervalues the future prospects of the Company and does not adequately compensate stockholders for their Shares.”).

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 23, 2010

      America Merrill Lynch and Goldman Sachs, each dated February 20, 2010.  Notwithstanding the absence of a specific item requirement in the Schedule 14D‑9, advise us what consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board.  Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Response:   Prior to filing its Schedule 14D-9, the Company had given serious consideration to both the need and desirability of summarizing the Company’s discussions with its financial advisors in the Schedule 14D-9, as well as whether it would be necessary or appropriate to attach any written analyses or presentation materials prepared by Bank of America Merrill Lynch and Goldman Sachs to the Schedule 14D-9.  Based on this consideration and further consideration since receiving the Staff’s comment, which included consultation with the Company’s outside counsel and discussions with both of its financial advisors and their counsel, the Company does not believe that it is necessary or desirable to provide any additional disclosure regarding these discussions or to attach these analyses to the Schedule 14D-9 (we sometimes refer to these matters as the “Additional Disclosures”).

First, the Company believes that the description of the inadequacy opinions in the Schedule 14D-9 satisfies all relevant legal requirements and is completely consistent with past practice in the context of unsolicited (hostile) tender offers.  The Company does not believe that the Additional Disclosures are necessary to make the statements made in the Schedule 14D-9, in light of the circumstances under which they are made, not materially misleading.  The Company believes the Schedule 14D-9 is complete and includes extensive disclosure regarding the reasons for the Airgas Board’s recommendation.  Moreover, complete copies of the opinions of Bank of America Merrill Lynch and Goldman Sachs are included in the Schedule 14D-9 mailed to Company stockholders.  We respectfully submit that no additional disclosure in this regard is necessary to make the included disclosure materially complete.

Indeed, based upon our review of relevant precedent, we are not aware of any Schedule 14D-9 filed by a target company subject to a non-Schedule 13E-3 hostile tender offer where disclosure regarding the financial presentations made by the target company’s financial advisor was included in the Schedule 14D-9 (or where the analyses were attached to the Schedule 14D-9) while the offer remained hostile.  See, for example, the Schedule 14D-9 and amendments filed by Emulex Corporation in connection with an unsolicited tender offer by Broadcom Corporation and the Schedule 14D-9 and amendments filed by Engelhard Corporation in connection with an unsolicited tender offer by BASF Aktiengesellschaft.  We believe that this review reflects both the lack of an explicit line-item disclosure requirement and a general consensus that disclosures of the type described in the Staff’s comment would strategically benefit the hostile bidder and provide it with information that could not be acquired through discovery in litigation.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 23, 2010

The Company and its advisors believe that furnishing the additional disclosures described by the Staff would be significantly adverse to stockholder interests in that they would dramatically reduce the Company’s bargaining leverage should it ultimately determine to negotiate with any third party acquiror and would inhibit aggressive bidding.  If the Staff were to propose revising its rules to require such disclosure, it is our view that there would be significant opposition, since the ultimate effect would be to limit the discussions and the type of information that target companies request and receive from their financial advisors.

The quantity and nature of the Offer’s condition create major uncertainty and risk, page 21

5.      We note the assertion here and throughout the materials filed as exhibits that the offer has an “extraordinary” list of conditions (emphasis added).  Please provide support for this statement.  Specifically, and with a view toward disclosure, supplementally advise us of the standard against which the Board is comparing the Air Product’s offer to other third party tender offers.

Response:  In making the cited statement, the Company considered the conditions that are generally present in unsolicited third party tender offers.  The Company believes that the de minimis standard of materiality, the subjective nature of many of the conditions, the sheer number of and scope of the conditions and the fact that some of the conditions, as written, will not be satisfied, compels the Company’s conclusion.2  The Company believes that many unsolicited third party tender offers do not contain each of the conditions of Air Products’ Offer.3 Moreover, the Company believes that many of the individual conditions of Air Products’ Offer are subject to de minimis materiality standards, as disclosed on page 22 of the Schedule 14D-9.  In particular, the Company notes that, at the time of the Schedule 14D-9 filing, the conditions to Air Products’ Offer would not be satisfied if Airgas paid to its stockholders the regular quarterly dividend that Airgas declared prior to the commencement of the Offer, and the conditions will also not be satisfied because of change of control provisions in Airgas’ publicly available existing debt documents.  In addition, the Company has included the conditions verbatim in Annex 1 to the Schedule 14D-9 so that stockholders may evaluate the Airgas Board’s perspective for themselves.

2 A review of the conditions that begin on page 34 of the Air Products Offer and end on page 37 compels the Company’s conclusion.  In fact, the extensive list of ten conditions, many of which have multiple conditions subsumed, is followed by the following disclosure on page 37:

The foregoing conditions are for the sole benefit of Air Products, the Purchaser and their affiliates and may be asserted by us or Air Products in our sole discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our sole discretion in whole or in part at any time or from time to time before the Expiration Date. (emphasis added)

3 For example, neither NRG’s unsolicited tender offer for Exelon Corporation, Kraft’s unsolicited tender offer for Cadbury, nor the unsolicited tender offer of affiliates of Carl Icahn for Lions Gate Entertainment Corp. contained a market index condition or a stockholder ownership condition.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 23, 2010

Air Products’ tactics have been designed to distract and divert attention from the grossly inadequate and highly opportunistic nature of its Offer, page 22

6.      The disclosure under this heading presents as factual, the “spurious assertions about indisputably lawful option exercises...”  It is not apparent that the issue of the lawfulness of the option exercises is undisputed.  We refer to disclosure on page 25 of the recommendation statement referencing the Amended Complaint filed on February 11, 2010.  Please revise or advise.

Response:  The Company believes that there can be no reasonable dispute as to the legality or propriety of the option exercises referenced in the Staff’s comment.  As disclosed on page 25 of the Schedule 14D-9, the Company believes that the allegations in Air Products’s amended complaint filed on February 11, 2010 are without merit.

The Company draws the Staff’s attention to the statement of Judge Weinfeld in Maldonado v. Flynn, 447 F. Supp. 1032, 1039 & n.33 (S.D.N.Y. 1978), that where “both parties to the transaction possess all the relevant information,” there is no “insider trading.”  Judge Weinfeld continued:  “The purchases here were made from the Corporation; they were not made from members of the shareholding public.  The 10b-5 claim cannot stand.”  Id. at 1039; see also Stromfeld v. Great Atlantic & Pacific Tea Co., 456 F. Supp. 1084, 1087-88 (S.D.N.Y. 1980) (“In a private sale of stock, the duty to disclose runs only to those persons with whom the defendant is trading.”).  The Company also draws the Staff’s attention to leading corporate publications that recognize the mere exercise of an employee stock option cannot expose an individual to liability under Rule 10b-5.  See, e.g., Corp. Couns., No. XX, No. 6 (Nov.-Dec. 1995) (“An optionee in possession of material non-public information should be able to exercise an option without running afoul of the anti-fraud provisions, which apply when a party on one side of a transaction lacks information known to the other.  Here, both parties (the company and the optionee) have knowledge of the undisclosed information.  Moreover, the grantor of an option is bound to sell the stock and, therefore, makes no voluntary investment decision on the optionee’s exercise.  (As our readers know, this is consistent with the Commission’s approach since 1991 in the Section 16 context, where the exercise of an option is a non event.)”); Corp. Exec., Vol. XII, No. 4 (Sept.-Oct. 1998) (“An executive is entitled to exercise a vested option, and there is no 10b-5 violation when both the company and the executive are aware of the material information.”).  In addition, the option exercise was permitted by Company policy, cleared by internal and external counsel and disclosed on a Form 4.

Item 6.  Interest in Securities of the Subject Company, page 24

7.      Please remove the qualifying language regarding transactions undertaken by the company’s executive officers, directors and affiliates or subsidiaries or advise.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 23, 2010

Response:  In light of the publicity generated by Air Products’ assertions regarding certain of the option exercises disclosed under Item 6 of the Schedule 14D-9, the Company believes that it is appropriate to disclose that the option exercises were conducted in accordance with company policy, including preclearance by company counsel, as well as applicable law.

Forward Looking Statements, page 29

8.      We note the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in the Schedule 14D‑9, exhibits to the Schedule 14D‑9 and press releases.  Please note that such safe harbor provisions relating to forward-looking statements do not apply to tender offers.  See Section 21E(b)(2)(C) of the Exchange Act.  In that regard, please revise your filing to make clear that the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements you make in connection with the offer.  Additionally, confirm supplementally that you will make these clarifications in all future filings that are made in connection with the tender offer, whether they include press releases, investor presentations or correspondence.

Response:  On March 1, 2010, the Company filed Amendment No. 1 to its Schedule 14D-9 (“Amendment No. 1”).  Amendment No. 1 replaced the paragraph captioned “Forward-Looking Statements” under Item 8 of the Schedule 14D-9 with a new paragraph that makes no reference to the Private Securities Litigation Reform Act of 1995, as amended (the “PSLRA”), other than to clarify that statements made in connection with a tender offer are not subject to the safe harbors created by the PSLRA.  The Company supplementally confirms to the Staff that it will revise the forward-looking statements legends on all future filings made in connection with the tender offer to clarify that statements made in connection with a tender offer are not subject to the safe harbors created by the PSLRA.

*          *          *

The Company has authorized us to advise the Staff that it acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
March 23, 2010

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.

                                                                                      Very truly yours,

                                                                                      David A. Katz

Cc:       Daniel A. Neff, Esq.
            Wachtell, Lipton, Rosen & Katz

            Robert H. Young, Jr.
            Airgas, Inc.